EXHIBIT 12

THE BANK OF NEW YORK COMPANY, INC.

Ratios of Earnings to Fixed Charges

(Dollars in millions)

	For The Years Ended December 31
	2003		2002		2001		2000		1999
EARNINGS
Income Before Income Taxes	$1,762		$1,372		$2,058		$2,251		$2,840
Fixed Charges, Excluding Interest on Deposits	266		342		602		647		554

Income Before Income Taxes and Fixed Charges, Excluding Interest on Deposits	2,028		1,714		2,660		2,898		3,394
Interest on Deposits	507		644		1,392		2,011		1,363

Income Before Income Taxes and Fixed Charges, Including Interest on Deposits	$2,535		$2,358		$4,052		$4,909		$4,757

FIXED CHARGES
Interest Expense, Excluding Interest on Deposits	$214		$298		$547		$609		$521
One-Third Net Rental Expense*	52		44		55		38		33

Total Fixed Charges, Excluding Interest on Deposits	266		342		602		647		554
Interest on Deposits	507		644		1,392		2,011		1,363

Total Fixed Charges, Including Interest on Deposits	$773		$986		$1,994		$2,658		$1,917

EARNINGS TO FIXED CHARGES RATIOS
Excluding Interest on Deposits	7.62	x	5.01	x	4.42	x	4.48	x	6.13	x
Including Interest on Deposits	3.28		2.39		2.03		1.85		2.48

*	The proportion deemed representative of the interest factor.